UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

March 2, 2009

Roger P. Joseph
Bingham McCutchen LLP
One Federal Street
Boston, MA 02110-1726

Re: Master Portfolio Trust—Liquid Reserves Portfolio (File No. 811-10407) and Legg Mason Partners Money Market Trust—Western Asset Money Market Fund (File No. 811-04052)

Dear Mr. Joseph:

Your letter of February 24, 2009 requests our assurance that we would not recommend that the Securities and Exchange Commission (the "Commission") take any enforcement action under Sections 17(a)(1)[1], 17(d)[2] and 12(d)(3)[3] of the Investment Company Act of 1940 (the "Act"), and the rules thereunder, if Master Portfolio Trust and Legg Mason Partners Money Market Trust (each, a "Trust," and collectively, the "Trusts"), each of which is registered with the Commission as an open-end investment company under the Act, amend the agreements and letter of credit summarized below and more fully described in the letter.

Liquid Reserves Portfolio is a series of the Master Portfolio Trust, and the Western Asset Money Market Fund is a series of Legg Mason Partners Money Market Trust (each a "Fund," and collectively, the "Funds"). Liquid Reserves Portfolio is a master fund in a master/feeder

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1 Section 17(a)(1) generally makes it unlawful for any affiliated person of a registered investment company, or an affiliated person of such person, acting as principal, to knowingly sell any security or other property to the registered investment company.

2 Section 17(d) generally makes it unlawful for any affiliated person of a registered investment company, or any affiliated person of such a person, acting as principal, to effect any transaction in which the registered investment company is a joint or joint and several participant with such person in contravention of rules and regulations adopted by the Commission.

3 Section 12(d)(3) generally makes it unlawful for any registered investment company to acquire any security issued by, or any interest in the business of, any broker-dealer, any person engaged in the business of underwriting, or an investment adviser of an investment company, or an investment adviser registered under the Investment Advisers Act of 1940.

structure; Western Asset Money Market Fund currently operates as a stand-alone fund. The Funds are money market funds that seek to maintain a stable net asset value per share of $1.00 and use the amortized cost method of valuation in valuing their portfolio securities as permitted by rule 2a-7 under the Act.

The Trusts have entered into several capital support agreements (as amended, the "Original Agreements"), and Master Portfolio Trust also has arranged for a letter of credit (the "Original LC"), in each case for the benefit of the Funds covering various commercial paper and/or notes held by the Funds (the "Notes") as described further in the Original Agreements and the Original LC. The Original Agreements and the Original LC are intended to prevent any losses from being realized by the Funds upon the disposition of the Notes (and/or on certain securities issued in exchange for or to replace the Notes) from adversely affecting the Funds market-based net asset value ("NAV"). In general, under the Original Agreements, Legg Mason, Inc. ("Legg Mason") and certain of Legg Mason's subsidiaries (the "Subsidiaries," and, together with Legg Mason, the "Legg Mason Entities") will make a cash contribution (up to a specified maximum amount) to each Fund if certain triggering events occur. Liquid Reserves Portfolio may draw on the Original LC in substantially the same circumstances. Legg Mason is an "affiliated person of an affiliated person" under Section 2(a)(3) of the Act because of its affiliation with each Fund's investment manager and subadviser.

To support these arrangements, under the Original Agreements the Subsidiaries have established segregated accounts containing cash or cash equivalents equal to the maximum amount of the capital contributions that the applicable Legg Mason Entities are obligated to make under the Original Agreements. If the Legg Mason Entities fail to make a contribution when required under the Original Agreements, the assets of the segregated accounts are available to the applicable Funds without the requirement of further action or consent by the relevant Subsidiary, and the applicable Funds will make a withdrawal from the segregated accounts.

The Original Agreements and the Original LC were entered into after the staff of the Division of Investment Management informed the Trusts that it would not recommend enforcement action to the Commission if the arrangements were effected.[4]

The Trusts now seek to amend the Original Agreements and the Original LC (the "Amendments"), and a form of the Amendments was provided to the staff. The principal changes the Trusts propose to make to the Original Agreements and the Original LC are to extend the termination date from March 2009 to November 6, 2009 (the "New Termination Date"), to amend the provisions stating which events trigger a required capital contribution or payment under the letter of credit, and to permit each Trust's Board of Trustees (the "Board") to cause the Fund to sell the Notes in certain circumstances described further below.

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4 *See* Master Portfolio Trust—Liquid Reserves Portfolio, SEC Staff No-Action Letter (Apr. 4, 2008); Master Portfolio Trust—Liquid Reserves Portfolio, SEC Staff No-Action Letter (Apr. 18, 2008); Legg Mason Partners Money Market Trust—Western Asset Money Market Fund, SEC Staff No-Action Letter (June 27, 2008); Master Portfolio Trust—Liquid Reserves Portfolio, SEC Staff No-Action Letter (Dec. 8, 2008).

You represent the following with respect to the Amendments and the extension:

(i) Management of the Funds has informed the Boards of its belief that the Funds could potentially realize additional value from the Notes if the Funds hold the Notes beyond the current expiration dates of the Original Agreements and the Original LC;

(ii) The Amendments include as a contribution event the Funds, on or after April 1, 2009, receiving securities replacing the Notes in a restructuring transaction that are not "eligible securities" for purposes of rule 2a-7 under the Act and with a value less than the amortized cost value (plus accrued and unpaid interest) of the Notes on the date of the restructuring, subject to certain fiduciary determinations of the Board as further specified in the Amendments;

(iii) The Amendments also specify that the Board, in its sole discretion, may cause a Fund to sell the Notes if the Board determines that the amount of a contribution payable under the amended capital support agreements and letter of credit would not be sufficient to permit the Fund to maintain a stable NAV;

(iv) The Boards, including all the trustees who are not "interested persons" as that term is defined in section 2(a)(19) of the Act (the "Independent Trustees"), have approved the changes in the Amendments and have determined that it would be in the best interests of the Funds (including the feeder funds) and their shareholders to continue to hold the Notes and have approved the New Termination Date; and

(v) The Independent Trustees have requested enhanced reporting from management to ensure the adequacy of the amount of the support arrangements.

On the basis of the facts and representations above, we will not recommend enforcement action under Sections 12(d)(3), 17(a)(1) or 17(d) of the Act if the Trusts enter into the Amendments.[5] You should note that any different facts or representations might require a different conclusion. Moreover, this response expresses the Division's position on enforcement action only and does not express any legal conclusions on the issues presented.[6]

Very truly yours,

Sarah ten Siethoff

Sarah G. ten Siethoff
Senior Counsel

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5 This letter confirms the position of the staff that was provided orally by the undersigned to Roger P. Joseph on February 24, 2009.

6 The Division of Investment Management generally permits third parties to rely on no-action or interpretive letters to the extent that the third party's facts and circumstances are substantially similar to those described in the underlying request for a no-action or interpretive letter. Investment Company Act Release No. 22587 (Mar. 27, 1997), n.20. In light of the very fact-specific nature of the Trust's request, however, the position expressed in this letter applies only to the entities seeking relief, and no other entity may rely on this position. Other funds facing similar legal issues should contact the staff of the Division about the availability of no-action relief.

BINGHAM

Roger P. Joseph
Direct Phone: 617.951.8247
Direct Fax: 617.428.6343
roger.joseph@bingham.com

February 24, 2009

Via Email and Federal Express

Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0504
Attention: Robert E. Plaze, Esq., Associate Director

Re: Request for No-Action Assurances

Ladies and Gentlemen:

We are writing on behalf of Master Portfolio Trust and Legg Mason Partners Money Market Trust (each, a "Trust") and their respective separate series Liquid Reserves Portfolio and Western Asset Money Market Fund (each, a "Fund"). The Trusts seek assurance from the Staff of the Division of Investment Management that it will not recommend enforcement action to the Securities and Exchange Commission under Sections 17(a)(1), 17(d), and 12(d)(3) of the Investment Company Act of 1940, as amended (the "1940 Act"), and the rules thereunder, if the Trusts amend certain capital support arrangements for the Funds considered by the Staff in earlier no-action letters. Specifically, the Trusts wish to extend the capital support arrangements to November 6, 2009.

Each Trust is registered with the Commission under the 1940 Act as an open-end management investment company. Each Fund is a money market fund. Liquid Reserves Portfolio is a master fund in a master/feeder structure; Western Asset Money Market Fund currently operates as a stand-alone fund. Each Fund uses the amortized cost method of valuing its portfolio securities as permitted by Rule 2a-7 under the 1940 Act. Pursuant to a number of no-action letters, the Funds have entered into support arrangements covering commercial paper and/or notes of various maturities (the "Notes") as described therein. Currently, the support arrangements covered by this letter are scheduled to terminate in March, 2009.

__Summary of Current Support Arrangements__. The current support arrangements consist of Capital Support Agreements and a Letter of Credit, as described in our earlier letters requesting no-action assurances. Both the Capital Support Agreements and the Letter of Credit are intended to prevent any losses realized by the Funds upon the ultimate disposition of the Notes (and/or on securities issued in exchange for or to replace the Notes that do not constitute "eligible securities" for purposes of Rule 2a-7) from adversely affecting the Funds' market-based net asset value.

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In general, a Fund will obtain a capital contribution from Legg Mason, Inc. ("Legg Mason") and certain of Legg Mason's subsidiaries (the "Subsidiaries," and together with Legg Mason, the "Legg Mason Entities") upon the earlier of the disposition by a Fund of the Notes (and/or replacement notes, as described above) for cash or replacement "eligible securities" in an amount less than the Notes' amortized cost plus accrued interest or the termination of the applicable Capital Support Agreement. A Fund will draw on the Letter of Credit in substantially the same circumstances. In each case, the amount of the contribution or the draw will be in an amount equal to the shortfall, up to the maximum aggregate amount contemplated by the Capital Support Agreement or the Letter of Credit.

The Subsidiaries have established segregated accounts containing cash or cash equivalents equal to the maximum amount of the capital contributions that the applicable Legg Mason Entities are obligated to make under the Capital Support Agreements. The assets of those accounts are available to the Funds without the requirement of further action or consent by the relevant Subsidiary if the Legg Mason Entities fail to make a contribution when required under a Capital Support Agreement. Each Fund will make a withdrawal from the segregated account if the applicable Legg Mason Entities fail to make a capital contribution when due under a Capital Support Agreement.

The Capital Support Agreements and a letter agreement between Liquid Reserves Portfolio and Legg Mason relating to the Letter of Credit (the "Letter Agreement") provide that, in certain circumstances, the Funds must offer the applicable Legg Mason Entities an opportunity to purchase the Notes and any replacement notes. Any such purchase would comply with Rule 17a-9 under the 1940 Act. Each Capital Support Agreement will terminate upon the earliest of the applicable Legg Mason Entities having made the maximum aggregate amount of capital contributions contemplated thereby, the date on which the Fund no longer holds the Notes or applicable replacement notes covered thereby, or its expiration date. The Letter of Credit contains similar termination provisions.

The Letter of Credit and the Letter Agreement contain certain additional provisions, including a requirement that Liquid Reserves Portfolio draw on the Letter of Credit in the event of certain adverse changes in the credit rating of the issuing bank, and provisions intended to assure that Liquid Reserves Portfolio does not receive a windfall at Legg Mason's expense from any sale or other disposition of the applicable Notes.

The Funds have not paid the Legg Mason Entities or the issuer of the Letter of Credit any fees or other amounts to obtain the Capital Support Agreements and the Letter of Credit. No Legg Mason Entity will obtain any shares or other consideration from a Fund for any contribution to the Fund it may make under a Capital Support Agreement or for any reimbursement obligation with respect to the Letter of Credit, and any fees charged under the Letter of Credit will be paid by Legg Mason.

<u>**Proposed Amendments to Capital Support Arrangements.**</u> The Funds and Legg Mason propose to amend the support arrangements to extend the current expiration

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dates to November 6, 2009. The support arrangements covered by this letter are scheduled to terminate in March, 2009. The Funds will not pay any fees or other amounts to obtain the extensions.

In addition, each Capital Support Agreement will be amended to add an additional trigger event requiring a capital contribution. As reflected in the amendments to the Capital Support Agreements provided to the Staff, by virtue of the new trigger event, Legg Mason will be required to make a capital contribution to a Fund if that Fund receives, on or after April 1, 2009 in a restructuring transaction involving Notes, replacement securities that are not "eligible securities" for purposes of Rule 2a-7 ("Replacement Notes") having a value that is less than the amortized cost value (plus accrued and unpaid interest) of the applicable Notes on the date of the restructuring. The amount of any such contribution would be the difference between the value of the Notes and the value of the Replacement Notes, up to the maximum aggregate amount contemplated by the Capital Support Agreement.

Such a contribution will not be required, however, if the Board of the Fund determines, in light of its fiduciary duties to the Fund under applicable law, that no option other than receipt of the Replacement Notes would be in the best interests of the Fund, and certain other conditions are satisfied.

Each Capital Support Agreement also will be amended to permit the Board, in its sole discretion, to cause the Fund to sell the Notes if the Board determines that the amount of any contribution payable under the Capital Support Agreement would not be sufficient to permit the Fund to maintain a stable net asset value using the amortized cost method as defined in, and in accordance with, Rule 2a-7. Such a determination would trigger the obligation of the Legg Mason Entities to make a capital contribution up to the maximum amount specified in the Capital Support Agreement.

The Letter Agreement will be amended, in a substantially similar fashion, to include these additional provisions.

Discussion. As with the implementation of the support arrangements, the arrangements described above may involve joint or affiliated transactions prohibited by Sections 17(a)(1) and/or 17(d) of the 1940 Act, and the rules thereunder. Legg Mason is an "affiliated person of an affiliated person" under Section 2(a)(3) of the 1940 Act because of its affiliation with each Fund's investment manager and subadviser. Each Capital Support Agreement and the Letter of Credit, as amended, could be deemed to involve a sale of security or other property or alternatively as a joint arrangement.

Legg Mason's operations include subsidiaries that act as broker-dealers and investment advisers registered with the Commission. As a result, each Capital Support Agreement may be subject to Section 12(d)(3) of the 1940 Act, which makes it unlawful for a registered investment company to purchase or otherwise acquire any security issued by or any other interest in the business of any person who acts as a broker, dealer, or registered investment adviser. The Funds could not rely upon the exemption provided under Rule 12d3-1 because the exemption does not extend to affiliated persons of the Fund's investment adviser.

As discussed in our earlier letters, the Boards of the Funds concluded that it was in the best interests of the Funds for Legg Mason to provide the support arrangements. The Boards also concluded, at the time the support arrangements were provided, that it would not be in the Funds' best interests to dispose of the Notes. The Boards continue to believe that it would not be in the Funds' best interests to dispose of the Notes and that the extension of the support arrangements as contemplated is in the best interests of the Funds.

It is important to note that since the crisis in the credit markets began, Legg Mason has taken a number of steps to support the Funds and other money market funds it sponsors, including entering into support arrangements and increasing them to the levels currently in effect and purchasing troubled securities from the Funds and other funds outright. Legg Mason has consulted with and obtained the approval of the Funds' Boards regarding each of these actions that involved the Funds. Similarly, Legg Mason has sought the Boards' approval to extend the expiration date of the support arrangements. In consideration of Legg Mason's earlier actions and their views as to the best interests of the Funds, the Boards have agreed to the extensions.

The Boards, including the Trustees who are not considered to be "interested persons" of the Funds within the meaning of the 1940 Act (the "Independent Trustees"), met on February 12-13, 2009 and approved the extensions of the support arrangements. Before approving the extensions, the Boards considered information that they had received during the term of the support arrangements, including information concerning the valuation and maturity of the Notes. The Boards also considered the fact that, in December 2008, Legg Mason had voluntarily increased the amount of support available under the Capital Support Agreements. In addition, the Boards considered updates from management concerning the Notes and the support arrangements. Management advised the Boards that extending the support arrangements would be in the best interests of the Funds. In this regard, management explained its belief that, among other things, the Funds could potentially realize additional value from the Notes if the Funds hold the Notes beyond the current expiration dates of the support arrangements. The Independent Trustees consulted with their counsel concerning management's presentation and the proposed extensions. The Independent Trustees also requested enhanced reporting from management to ensure the adequacy of the amount of the support arrangements.

The Boards, including the Independent Trustees, concluded that it would be in the best interests of the Funds and their investors not to dispose of the Notes and to extend the support arrangements to November 6, 2009. In addition, the Boards, including the Independent Trustees, concluded that it would be in the best interests of the Funds and their investors to amend the support arrangements in the manner described above. With respect to Liquid Reserves Portfolio, which as noted above is a master fund in a master/feeder structure, the Board (including the Independent Trustees) also concluded that the extension and the other amendments would be in the best interests of the feeder funds and their shareholders.[1] Counsel for the Independent Trustees have provided the Staff with a separate letter discussing the Independent Trustees' conclusions concerning the decision to extend the support arrangements.

Summary. The Boards and Legg Mason believe that extending the support arrangements is in the best interests of the Funds and their shareholders. Accordingly, on behalf of the Funds and Legg Mason, we request that the Staff give its assurance that it will not recommend that the Commission take enforcement action against the Funds or the Legg Mason Entities if the Funds and the Legg Mason Entities amend the support arrangements as described herein.

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Please call me at (617) 951-8247, or my partner Lea Anne Copenhefer at (617) 951-8515, if you have any questions or if we can otherwise assist in resolving this matter.

Sincerely yours,

Roger P. Joseph

Roger P. Joseph

cc: Sarah G. ten Siethoff, Esq.
Lea Anne Copenhefer, Esq.

1 The feeder funds of Liquid Reserves Portfolio are: Citi Cash Reserves, a series of Legg Mason Partners Money Market Trust; Citi Premium Liquid Reserves, a series of Legg Mason Partners Premium Money Market Trust; and Citi Institutional Liquid Reserves, a series of Legg Mason Partners Institutional Trust.

A/72813716.14

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